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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of      Vestar/Sheridan Holdings, Inc.
    Reporting Person*        (Last)              (First)            (Middle)

                             245 Park Avenue, 41st Floor
                                                 (Street)

                             New York             NY                   10154
                             (City)              (State)               (Zip)


2.  Date of Event            3/24/99
    Requiring Statement
    (Month/Day/Year)


3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)


4.  Issuer Name and Ticker   Sheridan Healthcare, Inc. SHCR
    or Trading Symbol


5.  Relationship of               Director               X   10% Owner
    Reporting Person(s) to        Officer (give              Other (specify
    Issuer                                title below)              below)
             (Check all
             applicable)



                                  Page 1 of 6
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6.  If Amendment, Date of
    Original
    (Month/Day/Year)


7.  Individual or                Form filed by One Reporting Person
    Joint/Group Filing        X  Form filed by More than One Reporting
    (Check Applicable            Person
    Line)

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FORM 3 (continued)

           Table I -- Non-Derivative Securities Beneficially Owned


1.  Title of Security       Common Stock
    (Instr. 4)


2.  Amount of Securities    No Securities beneficially owned. See Attachment A.
    Beneficially Owned
    (Instr. 4)

3.  Ownership Form:
    Direct (D) or Indirect
    (I) (Instr. 5)          See Attachment A


4.  Nature of Indirect      See Attachment A
    Beneficial Ownership
    (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                        (Over)
                                                               SEC 1473 (7-96)

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   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
    (Instr. 4)


2.  Date Exercisable and           Date Exercisable           Expiration Date
    Expiration Date
    (Month/Day/Year)


3.  Title and Amount of            Title                        Amount or
    Securities Underlying                                       Number of
    Derivative Security                                         Shares
    (Instr. 4)



4.  Conversion or Exercise Price
    of Derivative Security


5.  Ownership Form of Derivative
    Security:  Direct (D) or
    Indirect (I)
    (Instr. 5)


6.  Nature of Indirect
    Beneficial Ownership
    (Instr. 5)

                        /s/ Robert L. Rosner, Vice President       4/3/99
                        ____________________________________   ______________
                        **Signature of Reporting Person             Date



Explanation of Responses:  See Attachment A
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                               SEC 1473 (7-96)

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FORM 3 (continued)

                             Attachment to Form 3


Reporting Person:  Vestar/Sheridan Holdings, Inc.

Address:           245 Park Avenue, 41st Floor
                   New York, New York 10154


Issuer and Ticker
Symbol:           Sheridan Healthcare, Inc.--- SHCR

Date of Event Requiring Statement:  3/24/99

                     SIGNATURES OF OTHER REPORTING PERSONS

VESTAR/CALVARY INVESTORS, LLC

By:  VESTAR CAPITAL PARTNERS III, L.P.
     its Sole Member

By:  VESTAR ASSOCIATES III, L.P.
     its General Partner

By:  VESTAR ASSOCIATES CORPORATION III
     its General Partner


By:  /s/ Robert L. Rosner                              Date:  April 3, 1999
Title:   Vice President

VESTAR/SHERIDAN, INC.


By:  /s/ Robert L. Rosner                              Date:  April 3, 1999
Title:   Vice President

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Name and Address of Reporting Person:    Vestar/Sheridan Holdings, Inc.
                                         245 Park Avenue, 41st Floor
                                         New York, New York 10154
Date of Event Requiring Statement:       March 24, 1999
Issuer Name and Ticker Symbol:           Sheridan Healthcare, Inc. -- SHCR


                 OTHER REPORTING PERSONS: NAMES AND ADDRESSES

1.   VESTAR/SHERIDAN INVESTORS, LLC
     245 Park Avenue, 41st Floor
     New York, New York 10154

2.   VESTAR/SHERIDAN, INC.
     245 Park Avenue, 41st Floor
     New York, New York 10154
































                                      -4-
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Name and Address of Reporting Person:    Vestar/Sheridan Holdings, Inc.
                                         245 Park Avenue, 41st Floor
                                         New York, New York 10154
Date of Event Requiring Statement:       March 24, 1999
Issuer Name and Ticker Symbol:           Sheridan Healthcare, Inc. -- SHCR


                                 ATTACHMENT A

     This Form 3 is being filed jointly by Vestar/Sheridan Investors, LLC, a Delaware limited liability company ("Holdings"), Vestar/Sheridan Holdings, Inc., a Delaware corporation ("Parent"), and Vestar/Sheridan, Inc., a Delaware corporation ("Sub") (the foregoing, collectively, the "Reporting Persons").

     On March 24, 1999, Parent and Sub entered into an Agreement and Plan of Merger with Sheridan Healthcare, Inc. In connection therewith, Parent entered into various agreements with six executive officers of Sheridan Healthcare, Inc. pursuant to which, among other things, the executive officers agreed to tender their shares of Common Stock of Sheridan Healthcare, Inc. into Sub's tender offer, not pledge or otherwise dispose of such shares and to vote such shares in favor of adoption of the Agreement and Plan of Merger and against certain other proposals. As a result, the Reporting Persons together with the executives may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by the executives.

     The Reporting Persons do not affirm the existence of a group for the purpose of Section 13(d) of the Exchange Act or for any other purpose, and the Reporting Persons disclaim beneficial ownership of and any pecuniary interest in any shares of Common Stock.

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By:  /s/ Robert L. Rosner                              Date:  April 3, 1999
Title:   Vice President

VESTAR/SHERIDAN, INC.


By:  /s/ Robert L. Rosner                              Date:  April 3, 1999
Title:   Vice President on behalf of
         Vestar/Sheridan, Inc.


                        /s/ Robert L. Rosner, Vice President       4/3/99
                        ____________________________________   ______________
                        **Signature of Reporting Person             Date
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